
April 28, 2011

Mr. Carlos Gálvez
Vice President and Chief Financial Officer
Buenaventura Mining Company, Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

> **Re:** **Buenaventura Mining Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 11, 2010**
> **File No. 001-14730**

Dear Mr. Gálvez:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      Sincerely,

      /s/ Karl Hiller

      Karl Hiller
      Branch Chief